UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.            )
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Kabushiki Kaisha Lecien

(Name of Subject Company)
Lecien Corporation

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Wacoal Holdings Corp.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
N / A

(CUSIP Number of Class of Securities (if applicable))
Yutaka Takahara
Representative Director
Lecien Corporation
15 Tobadono-cho, Takeda, Fusimi-ku, Kyoto 612-8450, Japan
(Telephone +81-75-241-6000)

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
June 10, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
     (a) See Exhibit 1.
     (b) Not applicable.
Item 2. Informational Legends
     Included in the document attached hereto as Exhibit 1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
     (1) Not applicable.
     (2) Not applicable.
     (3) Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
     (1) Form F-X filed concurrently with the Commission on June 11, 2009.
     (2) Not applicable.
PART IV — SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Masaya Wakabayashi

(Signature)
Masaya Wakabayashi
General Manager, Corporate Planning
Wacoal Holdings Corp.

(Name and Title)
June 11, 2009

(Date)

2

EXHIBIT 1
          To Shareholders in the United States
          The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subjected to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
          It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its offices and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

NOTICE OF THE 63RD ORDINARY GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD IN KYOTO, JAPAN ON JUNE 26, 2009
          (This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan.)
LECIEN CORPORATION
KYOTO, JAPAN

Code Number: 8027
June 10, 2009
TO OUR SHAREHOLDERS
LECIEN CORPORATION
634, Shichi-Kannon-cho,
Rokkaku-sagaru,
Karasuma-dori, Nakagyo-ku, Kyoto
(Kyoto Office)
15, Tobadono-cho
Takeda, Fushimi-ku
Kyoto, Japan
Naofumi Nomura
Representative Director
Notice of the 63rd Ordinary General Meeting of Shareholders
          This is to inform you that the Company’s 63rd ordinary general meeting of shareholders will be held as described below.
          You are cordially invited to attend the meeting.
          IF YOU ARE UNABLE TO ATTEND THE MEETING, WE WOULD LIKE TO REQUEST THAT YOU CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND MAIL YOUR BALLOT SHOWING YOUR CONSENT OR DISSENT SO THAT WE RECEIVE IT NO LATER THAN 5:30 P.M. ON JUNE 25, 2009 (THURSDAY).
Particulars

1.	Date:	Friday, June 26, 2009 at 10:00 a.m.

2.	Place:	Rose Room on the 3rd floor of Hotel Nikko Princess Kyoto, located at Karasuma Takatsuji Higashi-iru, Shimogyo-ku, Kyoto, Japan.

(The location of the meeting has changed from this year. Please refer to the map on the back of this notice.)
3.	Purpose of Meeting:

Matters to be reported:
1.	Presentation of the Business Report, Consolidated Financial Statements for the 63rd fiscal year from April 1, 2008 through March 31, 2009 and Audit Reports of the Independent Accountants and the Board of Statutory Auditors for the Consolidated Financial Statements.

2.	Presentation of the Financial Statements for the 63rd fiscal year from April 1, 2008 through March 31, 2009.
          Matters to be resolved:
Agenda Item No. 1:	Approval of Share Exchange Agreement by and between the Company and Wacoal Holdings Corp.

Agenda Item No. 2:	Partial amendment of the Articles of Incorporation.

Agenda Item No. 3:	Election of three Directors.
* * * * * * * * * *
          If you attend the meeting on the appointed date, please bring the ballot with you and submit it to the meeting receptionist.
          Please note that any amendments to the reference materials, Business Report, Financial Statements or Consolidated Financial Statements will be posted and announced on the Company’s website (http://www.lecien.co.jp/).

(SUPPLEMENTARY SCHEDULES)
BUSINESS REPORT
For the period from April 1, 2008 through March 31, 2009
1.	STATUS OF GROUP BUSINESS

(1)	Business Developments and Results
          During the fiscal year ended March 31, 2009 (fiscal 2009), the Japanese economy drastically slowed down and corporate profits rapidly decreased due to the global economic slowdown and the confusion in the stock markets triggered by the financial crisis in the U.S.. In addition, consumer activity mirrored these trends due to the worsening employment situation.
          In the fashion and clothing industry, conditions were difficult during the year due to drastically decreased consumer confidence and unusual weather patterns affecting our sales, which tend to be seasonal.
          In this environment, our Group sought to provide our customers with “assurance and heartfelt satisfaction” through our “full commitment to the manufacturing process” based on our business objective of “making women happy by our efforts to improve the apparel industry and through our business activities”.
          However, our consolidated sales for fiscal 2009 were 17,013 million yen (88.0% of the previous fiscal year) and were below the results from the previous fiscal year due to a decrease in sales caused by a sharp decline in consumption and an increase in the cost of raw materials and production. In terms of our financial performance, our operating loss was 14 million yen, a decrease of 139 million yen from the previous fiscal year, and our ordinary loss was 123 million yen, a decrease of 202 million yen from the previous fiscal year. Our net loss was 260 million yen due to a valuation loss on marketable securities and a charge for deferred tax assets.
          Unfortunately we will not distribute year-end dividends to our shareholders.
          The results by business segment were as follows:
(Innerwear Business)
          Sales of our innerwear business were strong mainly due to the sales of our Bukatsu Bra under the TOROPPO brand name until the second quarter of the fiscal year. However, the environment drastically deteriorated in October after the “Lehman Shock”, and sales of our core innerwear products for winter, Power Shape and Kokochi Role, were 73 million which were below our initial sales plan of 80 million, and sales of our other autumn/winter products were also largely below our expectations. Although we have developed new sales channels for the next fiscal year as initially planned, our innerwear business performed poorly in general.

          As a result of the above, sales of our innerwear business were 6,821 million yen (82.8% of the previous fiscal year).
(Outerwear Business)
          In our outerwear business, the market conditions surrounding our women’s apparel market continued to remain severe due to the impact of the global financial crisis. Under such an environment, the reformation of the “Mrs.” department that began during the previous term got on track and profits largely increased due to an improvement in store sales, lower commodity costs and cost reductions. In addition, sales in our casual wear department, targeting second-generation baby boomers, also made profits as it did in the previous fiscal year. Our “Natural” project received favorable a favorable response and we have succeeded in the market development of new specialty stores which contributed to our improved revenues. Our “Young” department faced difficulties in the first half of the year, however, reasonably priced set and ensemble products were well received, and although our revenues decreased, profits exceeded the results from the previous fiscal year. As described above, each department in our outerwear business achieved profits and largely improved revenues.
          As a result, sales of our outerwear business were 4,457 million yen (88.4% of the previous fiscal year).
(Materials Business)
          In our lace department, we have strengthened our project proposals in both embroidery and knitted laces since the previous fiscal year. In addition, with the integration of the respective embroidery and knitted laces project teams, sales performance was favorable although the condition in the innerwear market remained severe. In addition, despite adverse conditions in export activities, the lace sales to innerwear apparel companies in Europe continued to grow as did our project, “Kasumi” which performed stably during the year.
          In our dress fabric department, sales performance was poor due to inadequate project proposals in our core “color formal” market. Sales to our more casual customers also failed to achieve initial expectation. This is mainly due to underperforming sales of our core lace materials.
          As a result, sales of our materials business were 2,919 million yen (95.5% of the previous fiscal year).
(Hobby Business)
          In our handicraft department, sales of our fabric for Hawaiian quilt “Island Style Kathy Mom” continued to perform strongly. Sales of other patchwork fabrics were below initial sales plans due to a recent slowdown in the retail business as well as poor overseas sales due to the appreciation of the yen.
          As a result, sales of our hobby business were 1,924 million yen (87.4% of the previous fiscal year).

(Other Businesses)
          In our accessories department, although we consolidated our stores to increase efficiency, revenues decreased due to poor department stores sales especially in the second half of the fiscal 2009.
          In our innerwear shop department, we proceeded with the closing of our outlet stores for which we had no expansion plans.
          The online sale volume of our existing products in the web marketing department remained the similar to the previous fiscal year. However, selling online products by collaborating with magazines and other media was successful and resulted in increased sales.
          As a result, sales of other businesses were 889 million yen (113.2% of the previous fiscal year).
Sales by Type of Business Segment
(Millions of yen)

			Percentage change from
Business	Amount	Ratio (%)	the previous year (%)
Innerwear	¥6,821	40.1%	82.8%
Outerwear	4,457	26.2	88.4
Materials	2,919	17.2	95.5
Hobbies	1,924	11.3	87.4
Other	889	5.2	113.2
Total	17,013	100.0	88.0

(Note)	Amounts less than ¥1 million are rounded down to the nearest ¥1 million and ratios are rounded to the nearest first decimal place.
(2)	Capital Expenditures

None.

(3)	Financing

None.

(4)	Issues to Address

We expect that the economic slowdown in Japan will continue and may even deteriorate in the near future. Accordingly, we expect that our operating environment will be affected by the decline in consumption.

In order to stop the decline in our business results under such conditions, we will not only reform our manufacturing departments into cross-sectional organizations and improve our inability to propose new projects, but will also continue to cultivate new sales channels. Also in our core art hobby department, we will expand our sales in the United States by establishing a local entity and enabling prompt sales. In Europe, we will develop our capital alliance with Rhinetex B.V. and will actively implement our plan to expand our overseas markets. While strengthening our sales, we will make efforts to improve our business results by reviewing and reducing fixed costs such as labor cost.

Your continued support and cooperation will be greatly appreciated.

(5)	Changes in Assets and Profit and Loss
(i)	Changes in Assets and Profit and Loss of the Group
(Millions of yen, except per share amounts)

	Fiscal year ended/as of March 31,
	2006	2007	2008	2009

Net sales	¥21,237	¥19,902	¥19,326	¥17,013

Ordinary income	618	109	79	(123)

Net income (loss)	469	218	(899)	(260)
Net income (loss) (per share)	14.56	6.78	(27.79)	(8.04)

Total assets	14,348	13,994	11,872	10,647

Net assets	6,721	6,704	4,996	4,746

(Note)	1.	Net income per share is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year.

	2.	Effective from the fiscal year ended March 31, 2009, the Company adopted “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standard No. 5; December 9, 2005) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standard Implementation Guidance No. 8; December 9, 2005).

(ii)	Changes in Assets and Profit and Loss of the Company
(Millions of yen, except per share amounts)

	Fiscal year ended/as of March 31,
	2006	2007	2008	2009

Net sales	¥20,906	¥19,658	¥19,100	¥16,768

Ordinary income	612	393	202	17

Net income (loss)	448	388	(861)	(271)
Net income (loss) per share	13.91	12.5	(26.63)	(8.38)

Total assets	13,572	13,369	11,549	10,557

Net assets	6,490	6,557	4,880	4,723

(Note)	1.	Net income per share is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year.

	2.	Effective from the fiscal year ended March 31, 2009, the Company adopted “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standard No. 5; December 9, 2005) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standard Implementation Guidance No. 8; December 9, 2005).
(6)	Principal Parent Company and Subsidiaries
(i)	Relationship with Parent Company

We have no parent company.

(ii)	Principal Subsidiaries

Name of Company	Stated Capital	Shareholding Ratio	Main Business

Lecien Nagasaki Corporation	¥10 million	100%	Manufacture of ladies’ innerwear
Lecien Ryuo Lace Co., Ltd.	¥100 million	100%	Manufacture of embroidery lace
Dalian Lecien Fashion Co., Ltd.	US$540,000	100%	Manufacture of ladies’ innerwear
Lecien (Vietnam) Co., Ltd.	US$1,500,000	100%	Manufacture of ladies’ innerwear
Zhe Jiang Jiaxing Lecien Textile Co., Ltd.	US$2,100,000	100%	Manufacture of embroidery lace
(iii)	Other

None.

(4)	Main Businesses

Business Segment	Description of business
INNERWEAR	ladies’ innerwear
OUTERWEAR	ladies’ outerwear
MATERIALS	lace and dress material
HOBBY	handicrafts
OTHER	fashion items, direct sales
(5)	Main Sales Offices and Factories

Lecien Corporation	Head Office: Nakagyo-ku, Kyoto
Kyoto Office: Fushimi-ku, Kyoto
Tokyo Office: Shinagawa-ku, Tokyo
Osaka Office: Chuo-ku, Osaka

Lecien Nagasaki Corporation	Kawadana-cho, Nagasaki

Lecien Ryuo Lace Co., Ltd.	Ryuo-cho, Shiga

Dalian Lecien Fashion Co., Ltd.	Dalian City, China

Haicheng Ludie Garment Co., Ltd.	Haicheng City, China

Lecien (Vietnam) Co, Ltd.	Ho Chi Minh City, Vietnam

Zhe Jiang Jiaxing Lecien Textile Co., Ltd.	Jiaxing City, China

Lecien Kanto Distribution Co., Ltd.	East Japan: Tatebayashi-shi, Gunma
West Japan: Fushimi-ku, Kyoto

K.K. Karasuma Plaza	Nakagyo-ku, Kyoto

Lecien Business Service Co., Ltd.	Nakagyo-ku, Kyoto

(Note)	The location of the head office is the registered address and all business and services are conducted at our Kyoto Office.

(9)	Employees
(i)	Employees within Group

Increase (Decrease) from the
Number of Employees	End of Previous Fiscal Year
1,314 [528]	145 [(128)]

(Note)	The number of employees is the number of individuals working within our Group and the number of temporary employees (the average number of temporary employees during the period) is shown in brackets.
(ii)	Employees of the Company

Number of	Increase (Decrease) from the		Average Years of
Employees	End of Prior Fiscal Year	Average Age	Service
186	1
[131]	[(23)]	39.3	14.8

(Note)	The number of employees is the number of individuals working within our Group and the number of temporary employees (the average number of temporary employees during the period) is shown in brackets.
(10)	Main Lender
(Millions of yen)

Name of Lender	Borrowed Amount
Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥1,255
Sumitomo Mitsui Banking Corporation	803
The Bank of Kyoto, Ltd.	350
The Shiga Bank, Ltd.	247
Nippon Life Insurance Company	200
(11)	Other Significant Matters Concerning Status of Group Business
Share Exchange to Make Lecien Corporation a Wholly Owned Subsidiary
          On May 8, 2009, our Board of Directors resolved to make the Lecien Corporation (the “Company”) a wholly owned subsidiary of Wacoal Holdings Corporation (“Wacoal Holdings”) through a share exchange (the “Share Exchange”) and a share exchange agreement was executed by and between the Company and Wacoal Holdings on the same day.

          Pursuant to the above agreement, the Company plans to obtain the approval of the ordinary general meeting of its shareholders to be held on June 26, 2009 on the Share Exchange, and undertake the Share Exchange effective as of August 17, 2009.
          By way of the Share Exchange, the Company has determined that the best possible way is to embark on a new growth path as a wholly owned subsidiary of Wacoal Holdings, rather than by itself.

(1) Outline of the wholly owning parent company in Share Exchange (as of March 31, 2009)

(1) Trade Name:	Wacoal Holdings Corporation

(2) Address of Head Office:	29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto

(3) Name of Representative:	Yoshikata Tsukamoto, Director and CEO

(3) Capital Amount:	¥13,260 million

(4) Total Assets (consolidated):	¥213,486 million

(5) Net Assets (consolidated):	¥165,873 million

(6) Business Description:	Manufacture and wholesale distribution of innerwear, outerwear, sportswear, other textile products and related goods, and direct selling of certain products.

(2) Schedule of the Share Exchange

(1) Date of the ordinary general meeting of shareholders to approve of the Share Exchange:	June 26, 2009 (tentative)

(2) Date of Delisting:	August 11, 2009 (tentative)

(3) Date of the Share Exchange (Effective Date):	August 17, 2009 (tentative)
(3) Ratio of the Share Exchange:
          In the Share Exchange, for each share of the Company held by its shareholders, 0.065 shares of Wacoal Holdings’ stock will be allocated in exchange.

2.	STOCK INFORMATION
(1)	Total Number of Shares Authorized to be Issued:	80,000,000 shares

(2)	Total Number of Issued and Outstanding Shares:	32,376,025 shares

(excluding the number of treasury stock, 880,750 shares)

(3)	Total Number of Shareholders:	5,808

(4)	Major Shareholders:

Number of Shares Held by
Name of Shareholder	Shareholder
(Thousands of shares)

Wacoal Holdings Corp.	1,408
Nippon Life Insurance Company	899
Michie Miyajima	589
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	502
Lecien Employee Stock Ownership Plan	469
Sumitomo Mitsui Banking Corporation	415
The Bank of Kyoto, Ltd.	400
Naofumi Nomura	386
Urai Co., Ltd.	332
Mizuho Corporate Bank, Ltd.	305

(Note)	1.	The number of shares are rounded down to the nearest 1 thousand.

	2.	Although the Company holds its shares as treasury stock (880 thousand shares), the Company is been eliminated from the above list of major shareholders because said shares do not carry a voting right.

3.	Matters Concerning Stock Acquisition Rights

(1)	Stock Acquisition Rights Granted to the Officers as Consideration for Duties Held by such Officers as of End of Fiscal Year Ended March 31, 2009

None.

(2)	Stock Acquisition Rights Granted During the Fiscal Year ended March 31, 2009

None.

(3)	Other Significant Matters Concerning Stock Acquisition Rights
          Stock Acquisition Rights issued pursuant to the provisions of the former Commercial Code of Japan:
          (Resolved at the 58th Ordinary General Meeting of Shareholders held on June 29, 2004)
(i)	Number of stock acquisition rights: 800 (1,000 shares per stock acquisition right)

(ii)	Class and number of shares represented by the stock acquisition rights: 800,000 shares of common stock

(iii)	Status of stock acquisition rights held by Directors and Statutory Auditors:

			Number of
	Exercise		Stock	Number of
	Price		Acquisition	Eligible
Category	(per share)	Exercise Period	Rights	Recipients
Director	¥143	From July 1, 2006 until June 30, 2009	330	4

Statutory Auditor	¥143	From July 1, 2006 until June 30, 2009	60	3

4.	Officers

(1)	Directors and Auditors (as of March 31, 2009)

Brief Personal History
(including representation of
Name	Position	other companies, if any)

Naofumi Nomura	Director and President (Representative Director)	Director of Lecien Kanto Distribution Co., Ltd.

Yutaka Takahara	Senior Managing Director (Representative Director); Manager of Strategy Management Division	Director of Shanghai Lecien Co., Ltd.; Representative Director of Lecien U.S.A., Inc.

Yasuo Ashida	Managing Director	Director of Lecien Ryuo Lace Co., Ltd.

Akihide Ioka	Director	Representative Director and President of K.K. Karasuma Plaza; Representative Director and President of Lecien Business Service Co., Ltd.

Shigeru Matsushima	Statutory Auditor (Full-Time)

Kazuo Nomura	Statutory Auditor

Yukihiro Matsunaga	Statutory Auditor	Managing Partner of Kyoto Audit Corporation

Seigou Hirayama	Statutory Auditor	Managing Partner of Hirayama, Fukushima & Suzuki Law Firm

(Note)	1.	Messrs. Yukihiro Matsunaga and Seigou Hirayama, Statutory Auditors, are Outside Statutory Auditors.

	2.	Mr. Yukihiro Matsunaga is a public certified accountant with a considerable degree of finance and accounting knowledge.

	3.	Mr. Yutaka Takahara was appointed as Representative Director and Senior Managing Director as of November 1, 2008.
(2)	Remuneration and Other Compensation Paid to Directors and Statutory Auditors

¥60,838 thousand for 4 Directors

¥21,423 thousand for 4 Statutory Auditors (of which ¥6,000 thousand were for 2 Outside Statutory Auditors)

(Note)	The above-described amount includes ¥8,000 thousand of officers’ retirement allowance (for 4 Directors and 2 Statutory Auditors) for the fiscal year ended March 31, 2009.

(3)	Matters Concerning Outside Statutory Auditors
(i)	Interlocking Positions as Executive Directors in Other Companies

None.

(ii)	Interlocking Positions as Outside Officers in Other Companies
          Mr. Yukihiro Matsunaga concurrently holds a position at Watabe Wedding Corporation as an Outside Director.
          Mr. Seigou Hirayama concurrently holds positions at Ebara Corporation and Ebara Jitsugyo Co., Ltd. as an Outside Statutory Auditor.
(iii)	Relationship with Specified Entities such as Major Business Partners

None.

(iv)	Main Activities of Outside Statutory Auditors during the Fiscal Year 2009

Category	Name	Main Activities

Statutory Auditor	Yukihiro Matsunaga	Mr. Matsunaga has attended the Board of Directors’ meeting 6 times out of 20 and attended the Board of Statutory Auditors’ meeting 6 times out of 7 during fiscal year 2009 and has given advice and expressed opinions on the management of the Company from professional perspective as a certified public accountant.

Statutory Auditor	Seigou Hirayama	Mr. Hirayama has attended the Board of Directors’ meeting 9 times out of 20 and attended the Board of Statutory Auditors’ meeting 6 times out of 7 during fiscal year 2009 and has expressed opinions on the management of the Company from professional perspective as an attorney-at-law.

5.	MATTERS CONCERNING ACCOUNTING AUDITORS

(1)	Name of Accounting Auditor

Deloitte Touche Tohmatsu

(2)	Remuneration, etc.

(i)	Amount of remuneration payable to the accounting auditor for this fiscal period:	¥39,000 thousand

(ii)	Total amount of money and other property benefits to be paid to the accounting auditor by the Company and its subsidiaries:	¥40,200 thousand

(Note)	The accounting audit agreement executed between the Company and its accounting auditor does not distinguish remuneration for accounting under the Corporate Law from that for accounting under the Financial Instruments and Exchange Law, and they cannot be reliably distinguished. Therefore, the amount given above represents the total amount of remuneration for both accounting work.
(3)	Non-Audit Services
          We pay our accounting auditor fees incurred for advisory and supervisory services for internal controls related to financial reporting.
(4)	Policy on Determination of Dismissal and Non-Reappointment of Accounting Auditor
          If the Company deems that the above accounting auditor has come to fall under any of the items under Article 340, Paragraph 1 of the Corporate Law, the Board of Statutory Auditors will dismiss said accounting auditor with the consent of all Statutory Auditors. In such event, the Statutory Auditor appointed by the Board of Statutory Auditors will report on the dismissal and the reason thereof to the first general meeting of shareholders to be held after the dismissal.
6.	SYSTEM TO ENSURE APPROPRIATE BUSINESS CONDUCT
          Below is an outline of the system to ensure appropriate business conduct by the Company as resolved by the Board of Directors.
(1)	System to ensure that execution of duties by Directors and/or employees is in compliance with the laws or regulations and the Articles of Incorporation
(i)	Directors will monitor and will mutually review the execution of duties by other Directors on the Board of Directors.

(ii)	Anti-Corruption and Anti-Harassment Committee will take the initiative to thoroughly promote a code of ethics and compliance. Specifically, we will review the Group’s General Business Processing Standard that was formulated in 2001, will establish Company’s charter on corporate behavior, rules on code of ethics, etc. and will ensure that all employees including the Directors of the Group are trained and awareness of these matters is raised.
(iii)	Directors, officers and employees shall not have any transactional or other relationship with antisocial forces or entity that pose a threat to the social order or security and shall firmly act against such forces or entity.
(2)	System Concerning the Storage and Management of Information Related to Execution of Duties by Directors
(i)	We will appropriately save, manage and store material documents including minutes and financial information and any related materials concerning management decisions pursuant to the Document Management Rules.

(ii)	Directors and Statutory Auditors shall have access to these documents as necessary.
(3)	Rules and Other Systems Concerning Loss and Risk Management
(i)	We will make revisions to the Risk Management Manual, identify issues and establish a crisis response system.

(ii)	Pursuant to the Risk Management Regulations, we will make efforts to build a company-wide risk management system.
(4)	System to Ensure Effective Execution of Duties by Directors

We have formulated regulations on division of duties for each organization and stipulated regulations on administrative authority for Directors and other job titles. We will also review these regulations from time to time in accordance with any amendment or abolishment of laws or ordinances, or changes in the work environment in order to facilitate a highly effective execution of duties.

(5)	System to Ensure Appropriate Business Conduct within Group Companies

For significant projects, we will prescribe the Management Rules for Affiliates that shall govern the reporting and discussion rules by the Group companies to the Company and will enhance appropriateness and efficiency of risk management and business activities across our Group.

(6)	System Concerning Assistants to Statutory Auditors and Matters Concerning Independence of such Assistants from Directors
(i)	If Statutory Auditors request an assistant to assist their duties, we will allocate a full-time assistant as required.

(ii)	In order to ensure independence of such assistant from Directors, the appointment and determination of matters concerning the authority over personnel issues such as relocation of such assistant shall require the consent of a full-time Statutory Auditor.
(7)	Reporting System of Directors and Employees to the Statutory Auditors, other Reporting Systems and other Systems to Ensure Effective Audit by Statutory Auditors
(i)	Directors and employees will report to the Statutory Auditors regarding the matters concerning the execution of their duties, at the request of the Statutory Auditors, and also the matters which may give significant impact on the credibility, business results etc. of the Company.

(ii)	In addition to the Board of Directors’ meeting, the Statutory Auditors will attend any other material meeting.

(iii)	Pursuant to the Audit Standards of the Statutory Auditors, the Statutory Auditors shall conduct a hearing to related Directors and employees as necessary from time to time and shall implement periodical audit at each sales office and business department.
(8)	System to Ensure Credibility of Financial Reporting

In accordance with the Financial Instruments and Exchange Law and other applicable laws or ordinances, we will conduct continuous maintenance, operation and evaluation of the system in which the internal controls related to financial reporting is effective and appropriate and thereby will ensure the reliability and appropriateness of our financial reporting.

CONSOLIDATED BALANCE SHEET
As of March 31, 2009

(Thousands of yen)
Item	Amount	Item	Amount
ASSETS		LIABILITIES
Current Assets	6,126,230	Current Liabilities	5,393,149
Cash and bank deposits	450,417	Notes payable and accounts payable-trade	1,939,786
Notes receivable and accounts receivable-trade	3,764,695	Short-term loans	2,986,719
Finished goods inventory	1,440,175	Accrued corporate taxes, etc.	20,643
Work-in-progress inventory	122,070	Deferred tax liability	23,790
Materials and stored goods inventory	201,582	Accrued bonuses	16,800
Others	160,228	Reserve for sales returns	10,000
Reserve for loan losses	(12,939)	Others	395,410
		Long-term Liabilities	508,285
Fixed Assets	4,521,651	Long-term debt	137,106
(Tangible fixed assets)	(2,731,070)	Reserve for retirement benefit	95,287
Buildings and structures	1,272,528	Reserve for officers’ retirement benefit	84,100
Machinery and equipment	288,263	Negative goodwill	8,978
Land	1,015,469	Long-term accounts payable	174,139
Others	154,809	Others	8,674

		Total Liabilities	5,901,435

		NET ASSETS
(Intangible fixed assets)	(175,279)	Shareholders’ Equity	4,760,563
Software, etc.	175,279	Capital Stock	4,106,800
		Additional paid-in capital	721,228
(Investments and other assets)	(1,615,301)	Retained earnings	52,490
Investment securities	1,131,122	Treasury stock	(119,955)
Security deposits	208,550	Difference of appreciation and conversion, etc.	(60,640)
Investments	87,083	Unrealized gain on securities	(16,078)
Others	196,389	Deferred gain on hedges	(14,834)
Allowance for bad debts	(7,843)	Foreign currency exchange adjustment	(29,728)

		Minority Interests	46,523

		Total Net assets	4,746,446

Total Assets	10,647,881	Total Liabilities, Net assets	10,647,881

Amounts less than ¥1 thousand are rounded down.

CONSOLIDATED INCOME STATEMENT
Year ended March 31, 2009

(Thousands of yen)
Item	Amount
Sales		17,013,288
Cost of sales		11,796,489

Gross profit		5,216,799
Selling, general and administrative expenses		5,231,132

Operating loss		14,333
Nonoperating income
Interest income	2,424
Dividend income	28,328
Amortization of negative goodwill	17,956
Miscellaneous income	50,849	99,558

Nonoperating expenses
Interest expense	67,810
Foreign exchange loss	94,570
Miscellaneous loss	46,103	208,484

Ordinary loss		123,259
Extraordinary gain
Gain on sales of long-term assets	9,054
Gain on sales of investment securities	4,500
Reversal of reserve for possible loan losses	8,658	22,213

Extraordinary loss
Loss on sales and disposals of long-term assets	1,528
Valuation loss on investment securities	55,524
Others	36,914	93,966

Loss before income taxes, equity in net loss of affiliated companies and minority interests		195,012
Income taxes, local taxes and corporation taxes	15,160
Deferred income taxes	60,600	75,760

Minority interests in loss of consolidated subsidiaries		10,337

Net loss		260,435

Amounts less than ¥1 thousand are rounded down.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended March 31, 2009

	(Thousands of yen)
	Shareholders’ equity
					Total
	Capital	Additional	Retained	Treasury	shareholders’
	stock	Paid-in Capital	Earnings	stock	equity
As of March 31, 2008	4,106,800	721,228	312,925	(119,543)	5,021,411
Change during the fiscal year

Current net loss			(260,435)		(260,435)

Purchase of treasury stock				(412)	(412)
Change in items other than shareholders’ equity during the fiscal year (net amount)
Total change during the fiscal year	—	—	(260,435)	(412)	(260,847)
As of March 31, 2009	4,106,800	721,228	52,490	(119,955)	4,760,563

Amounts less than ¥1 thousand are rounded down.

	(Thousands of yen)
	Difference of appreciation and conversion, etc.
			Foreign	Total difference
	Unrealized	Deferred gains	currency	of appreciation
	gains on	or losses on	exchange	and conversion,	Minority	Total Net
	securities	hedges	adjustment	etc.	Interests	assets
As of March 31, 2008	208,098	(353,495)	54,835	(90,562)	65,442	4,996,291
Change during the fiscal year

Current net loss						(260,435)

Purchase of treasury stock						(412)
Change in items other than shareholders’ equity during the fiscal year (net amount)	(224,176)	338,661	(84,563)	29,921	(18,918)	11,002
Total change during the fiscal year	(224,176)	338,661	(84,563)	29,921	(18,918)	(249,844)
As of March 31, 2009	(16,078)	(14,834)	(29,728)	(60,640)	46,523	4,746,446

Amounts less than ¥1 thousand are rounded down.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(NOTES ON BASIC SIGNIFICANT MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS)
1.	Matters Regarding the Scope of Consolidation
(1)	Number of consolidated subsidiaries: 8

Major consolidated subsidiaries: Lecien Ryuo Lace Co., Ltd., Dalian Lecien Fashion Co., Ltd., Haicheng Ludie Garment Co., Ltd.,

(2)	Major non-consolidated subsidiaries: Lecien Business Service Co., Ltd.

(Reason for exclusion from consolidation)
     Companies are not consolidated if their total assets, total net sales, total net income (the equity portion) and total retained earnings (the equity portion) do not have a significant impact on the consolidated financial statements.
2.	Matters Regarding the Application of the Equity Method
(1)	Number of affiliated companies accounted for by the equity method: 1

Major affiliated companies: Rhinetex B.V. (The Netherlands)

(2)	Major non-consolidated companies and affiliated companies not accounted for by the equity method: Lecien Business Service Co., Ltd.

(Reason for exclusion from consolidation)
     Companies are not accounted for by the equity method if they do not have a significant impact on the current net profit or loss and consolidated retained earnings, etc., and are generally do not have a significant impact to the business overall.
3.	Matters Regarding the Fiscal Year, etc. of the Consolidated Subsidiaries
     The fiscal year end of Karasuma Plaza Co., Ltd. is January 31. In addition, the fiscal year end of four of the overseas subsidiaries is December 31, and differs from the fiscal year end. Necessary adjustments have been made to the financial statements of those consolidated subsidiaries to reflect any significant transactions made between the Company’s fiscal year end and those of the consolidated subsidiaries.
4.	Matters Regarding Standard of Accounting Procedure
(1)	Valuation standard and method of valuable assets
(i)	Investment securities

     Other securities
     ·With a marketable value
     Other securities with a fair market value are stated at market value based on the quoted market value as of the fiscal year end (Variances are all directly transferred to the net assets account, and cost of securities sold is determined by the moving-average method.).
     ·Without a marketable value
     Other securities without a fair market value are stated at cost determined by the moving-average method.
(ii)	Derivatives
     Derivatives are stated at cost based on the market value method.
(iii)	Inventories
     ·Goods and products
     The first-in first-out method was mainly used. For the amounts in the balance sheet, asset write-downs based on declining profitability was used.
     ·Supplies and raw materials
     The first-in first-out method was used. For the amounts in the balance sheet, asset write-downs based on declining profitability was used.
     ·Inventories
     The last-in first-out method was used.
     (Change of Accounting Policy)
     Effective from the current fiscal year, ‘Accounting Standard for Measurement of Inventories’ (ASBJ Statement No.9, July 5, 2006) was applied.
     This change does not have a significant impact on the profit or loss.
(2)	Depreciation Method of Significant Depreciable Assets
(i)	Tangible fixed assets
     Tangible fixed assets are depreciated based on the declining balance method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998, is based on the straight line method.
     Useful life of major items are as follows:

Buildings:	10 to 50 years

Machinery and equipment:	6 to 14 years
(ii)	Intangible Fixed Assets
     Intangible fixed assets are amortized based on the straight line method. For software used in-house, application of the straight line method is based on the in-house useful life (5 years).
(ii)	Leased Assets
          Finance lease transactions in which the ownership of the leased item is not transferred to the borrower:
     Finance lease transactions in which the ownership of the leased item is not transferred to the borrower and that commenced before the first year of application of the amendment to the Accounting Standard for Lease Transactions continue to be accounted for pursuant to accounting procedures based on the method according to an ordinary lease transaction.
(3)	Accounting Basis of Significant Reserves
(i)	Allowance for bad debts
          In order to provide for bad debt losses in accounts receivables; (a) general allowances are provided for using a rate determined by the default rate with respect to ordinary receivables, and (b) specific allowances determined by the financial valuation method are provided for with respect to doubtful long-term debts and loans to borrowers in bankruptcy or under reorganization.
(ii)	Accrued bonuses
          In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.
(iii)	Allowances for returns
          In order to provide for losses on sales returns, the statutory limit on allowance pursuant to the Corporation Tax Act is recorded.
(iv)	Reserve for retirement benefits
          In order to prepare for retirement benefits for employees, the amount of retirement pay liabilities as of the end of the current fiscal year is recorded.
(v)	Reserve for retirement benefits to officers
          In order to prepare for retirement benefits for officers, an amount is reserved which would be required to be paid as if all officers voluntarily terminated their services as of the fiscal year end based on the internal rules regarding the payment of retirement benefits.
(4)	Other basic significant matters in preparing consolidated financial statements
Accounting procedure for consumption taxes, etc.
          Accounting procedure for consumption tax, etc. is based on the tax-excluded method.
5.	Matters concerning valuation of assets and liabilities of consolidated subsidiaries
          Accounting procedure for valuation of assets and liabilities of consolidated subsidiaries is based on the fair market value method.
6.	Matters concerning amortization of negative goodwill
          Amortization of negative goodwill is based on a straight line amortization over five-years.
7.	Change of basic significant matters in preparing consolidated financial statements
(1)	Effective from the current fiscal year, the following were applied: “Accounting Standard for Lease Transactions” (ASBJ Statement of Financial Accounting Standards No.13, revised on March 30, 2007) and the “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16, revised on March 30, 2007).
This change does not have a significant impact on the profit or loss.
(2)	Effective from the current fiscal year, the following was applied: “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ Practical Issues Task Force No.18, May 17, 2006).
This change does not have a significant impact on the profit or loss.

(NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS)
1.	Accumulated Depreciation of Tangible Fixed Assets:	¥3,561,543 thousand

2.	Assets provided as Collateral and Collateral-backed Debt
(1)	Collateralized Assets

Buildings	¥ 442,813 thousand

Land	¥1,015,469 thousand
(2)	Secured debt

Short-term loans	¥2,786,719 thousand

Long-term debt	¥ 137,106 thousand
3.	Loan commitment agreements
     In order to efficiently procure operating funds, the Company has entered into loan commitment contracts with three of its banks.

Aggregate amount of loan commitments	¥2,200,000 thousand

Outstanding balance of loans payable	¥1,700,000 thousand

Amount of balance	¥ 500,000 thousand

(Note)	The above loan commitment contract and the syndicate loan agreement concluded on September 7, 2004 (Principal of loan: ¥200,000 thousand) contain financial covenants warranting that the net asset amount of the consolidated financial statement as of end of each fiscal year is more than a prescribed amount, and the current net profit is also more than a prescribed amount.

(NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY)
1.	Matters concerning class and number of outstanding shares and treasury stock
(Unit: shares)

		Number of
	Number of shares	increase in	Number of
	at end of	shares as of	decrease in	Number of shares
	preceding fiscal	current fiscal	shares as of	at end of current
	year	year	current fiscal year	fiscal year	Summary
Outstanding shares
Common stock	33,256,775	—	—	33,256,775
Treasury stock
Common shares	873,515	7,235	—	880,750
The increase in the number of treasury stock is due to requests for the purchase of shares not constituting 1 unit.
2.	Matters regarding distribution of dividends
(1)	Dividends paid
     Not applicable.
(2)	Dividends, of which the entitlement date was in the current fiscal year, and whose effective date will be in the next fiscal year
     Not applicable.
3.	Type and number of shares to be subject to stock acquisition rights (excluding shares subject to rights wherein the exercisable period has not yet commenced.)

Common stock	800,000 shares
(NOTES ON PER SHARE DATA)
1.	Net assets per share:	¥145.17

2.	Net income per share:	¥8.04

(NOTES ON SIGNIFICANT SUBSEQUENT EVENTS)
CONCLUSION OF SHARE EXCHANGE AGREEMENT BETWEEN THE COMPANY AND WACOAL HOLDINGS CORPORATION
          On May 8, 2009, our Board of Directors resolved to make Lecien Corporation (the “Company”) a wholly owned subsidiary of Wacoal Holdings Corporation (“Wacoal Holdings”) through a share exchange (the “Share Exchange”), and a share exchange agreement was executed by and between the Company and Wacoal Holdings on the same day.
          Pursuant to the above agreement, the Company plans to obtain the approval of the ordinary general meeting of its shareholders to be held on June 26, 2009 on the Share Exchange, and undertake the Share Exchange effective as of August 17, 2009.
          Through the Share Exchange, the Company has determined that the best possible way is to embark on a new growth path as a wholly owned subsidiary of Wacoal Holdings, rather than by itself.
(1) Outline of the wholly owned parent company pursuant to the Share Exchange (as of March 31, 2009)

(1) Trading Name:	Wacoal Holdings Corporation

(2) Address of Head Office:	29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto

(3) Name of Representative:	Yoshikata Tsukamoto, Director and CEO

(3) Capital Amount:	¥13,260 million

(4) Total Assets (consolidated):	¥213,486 million

(5) Net Assets (consolidated):	¥165,873 million

(6) Business Description:	Manufacture and wholesale distribution of innerwear, outerwear, sportswear, other textile products and related goods, and direct selling of certain products.
(2) Date of the Share Exchange

(1) Date of the ordinary general meeting of shareholders to approve the Share Exchange:	June 26, 2009 (tentative)

(2) Date of Delisting:	August 11, 2009 (tentative)

(3) Date of the Share Exchange (Effective Date):	August 17, 2009 (tentative)

(3) Ratio of the Share Exchange:
          In the Share Exchange, for each share of the Company held by its shareholders, 0.065 shares of Wacoal Holdings’ stock will be allocated in exchange.
NON-CONSOLIDATED BALANCE SHEET
As of March 31, 2009

(Thousands of yen)
Item	Amount	Item	Amount
ASSETS		LIABILITIES

Current Assets	5,807,553	Current Liabilities	5,370,658
Cash and bank deposits	261,119	Notes payable	246,238
Notes receivable	488,095	Accounts payable-trade	1,747,471
Accounts receivable-trade	3,584,516	Short-term loans	2,450,001
Finished goods inventory	1,339,466	Current portion of long-term debts	536,718
Prepayment cost	28,325	Accrued liabilities	228,736
Short-term loans for affiliated companies	1,129	Accrued expenses	1,821
Others	117,499	Accrued corporate taxes, etc.	19,692
Reserve for loan losses	(12,600)	Deferred tax liabilities	23,790
		Accrued bonuses	4,500
		Reserve for sales returns	10,000
Fixed Assets	4,749,973	Others	101,688
(Tangible fixed assets)	(2,186,666)	Fixed Liabilities	463,545
Buildings	1,009,694	Long-term debt	137,106
Structures	18,760	Reserve for retirement benefit	68,200
Automotive equipment	1,314	Reserve for officers’ retirement benefit	84,100
Machinery and equipment	141,427	Long-term accounts payable	174,139

Land	1,015,469	Total Liabilities	5,834,204

(Intangible fixed assets)	(173,064)	Net Assets
Software, etc.	173,064	Shareholders’ Equity	4,754,234
		Capital Stock	4,106,800
		Additional paid-in capital	721,228
(Investments and other assets)	(2,390,241)	Capital reserve	719,971
Investment securities	1,002,472	Other-additional paid-in capital	1,256
Shares of affiliated companies	128,650	Retained earnings	46,162
Investment in affiliated companies	530,002	Earned reserve	49,910
Long-term loans to affiliated companies	1,205,648	Other retained earnings	(3,748)
Bankruptcy and reorganization claims, etc.	343	Earned surplus carried forward	(3,748)
Security deposits	207,268	Treasury stock	(119,955)
Others	127,600	Difference of appreciation and conversion, etc.	(30,912)
Allowance for bad debts	(811,743)	Other securities valuation adjustment	(16,078)
		Deferred gains or losses on hedges	(14,834)

		Total Net assets	4,723,322

Total Assets	10,557,526	Total Liabilities, Net assets	10,557,526

Amounts less than ¥1 thousand are rounded down.

NON-CONSOLIDATED STATEMENT OF INCOME
Year ended March 31, 2009

(Thousands of yen)
Item	Amount
Sales		16,768,161
Cost of sales		11,674,410

Gross profit		5,093,751
Selling, general and administrative expenses		5,027,195

Operating profits		66,556
Nonoperating income
Interest income	26,901
Dividend income	28,328
Miscellaneous income	76,271	131,500

Nonoperating expenses
Interest expense	67,204
Foreign exchange loss	78,681
Miscellaneous loss	34,329	180,215

Current profits		17,841
Extraordinary gain
Gain on sales of investment securities	4,500
Reversal of reserve for possible loan losses	8,658	13,158

Extraordinary loss
Loss on sales and disposals of long-term assets	96
Valuation loss on investment securities	55,524
Valuation loss on investments in affiliated companies	75,081
Transfer to allowance for bad debts	98,400	229,101

Loss before taxes		198,102
Income taxes, local taxes and corporation taxes	12,500
Deferred income taxes	60,600	73,100
Net loss		271,202

Amounts less than ¥1 thousand are rounded down.

NON-CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
Year ended March 31, 2009
(Thousands of yen)

	Shareholders’ equity
		Additional paid-in
		capital		Retained earnings
					Other
					retained
			Other		earnings
			additional		Profit		Total
	Capital	Capital	paid-in	Profit	brought	Treasury	shareholders’
	stock	reserve	capital	reserve	forward	stock	equity
As of March 31, 2008	4,106,800	719,971	1,256	49,910	267,453	(119,543)	5,025,849
Change during the current fiscal year

Current net loss					(271,202)		(271,202)

Purchase of treasury stock						(412)	(412)
Change in items other than shareholders’ equity during the current fiscal year (net amount)
Total change during the fiscal year	—	—	—	—	(271,202)	(412)	(271,614)
As of March 31, 2009	4,106,800	719,971	1,256	49,910	(3,748)	(119,955)	4,754,234

Amounts less than ¥1 thousand are rounded down.

	Difference of appreciation and conversion, etc.
			Total difference of
	Unrealized holding	Deferred gains or	appreciation and
	gain on securities	losses on hedges	conversion, etc.	Total Net assets
As of March 31, 2008	208,098	(353,495)	(145,397)	4,880,451
Change during the fiscal year

Current net loss				(271,202)

Purchase of treasury stock				(412)
Change in items other than shareholders’ equity during the fiscal year (net amount)	(224,176)	338,661	114,485	114,485
Total change during the fiscal year	(224,176)	338,661	114,485	(157,128)
As of March 31, 2009	(16,078)	(14,834)	(30,912)	4,723,322

Amounts less than ¥1 thousand are rounded down.

NOTES TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS
(NOTES ON MATTERS RELATED TO SIGNIFICANT ACCOUNTING POLICIES)
1.	Valuation Standards and Method of Assets

(1)	Valuation standards and method of marketable securities
Stock of a subsidiary or affiliate
Stock of a subsidiary or affiliate is stated at cost based on the moving average method.
Other securities
·With market value
     Other securities with market value are stated using the market value method, based on market or other price on closing day as of the fiscal year end (variance in valuation of other securities is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on the moving average method.).
·Without market value
     Securities without market value are stated at cost based on the moving average method.
(2)	Derivatives
Derivatives are stated at cost based on the market value method.
(3)	Inventories
·Products
     The first-in first-out method was mainly used. For the amounts in the balance sheet, asset write-downs based on declining profitability was used.
(Changes of Accounting Policies)
     Effective from the current fiscal year, the ‘Accounting Standard for Measurement of Inventories’ (ASBJ Statement No.9, July 5, 2006) was applied.
     This change does not have significant impact on the profit or loss.
2.	Depreciation Method of Fixed Assets
(1)	Depreciation method of tangible fixed assets
     Depreciation of tangible fixed assets is calculated based on the declining balance method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is calculated based on the straight line method.
     Useful life of major items are as follows:
Buildings               10 to 50 years
(2)	Amortization method of intangible fixed assets
     Intangible fixed assets are amortized based on the straight line method. For software used in-house, application of the straight line method is based on the in-house useful life (5 years).
(3)	Leased assets
          Finance lease transactions in which the ownership of the leased item is not transferred to the borrower:
          Finance lease transactions in which the ownership of the leased item is not transferred to the borrower and that commenced before the first year of application of the amendment to the Accounting Standard for Lease Transactions continue to be accounted for pursuant to accounting procedures based on the method according to an ordinary lease transaction.
3.	Accounting Basis of Reserves
(i)	Allowance for bad debts
     In order to provide for bad debt losses in accounts receivables; (a) general allowances are provided for using a rate determined by the default rate with respect to ordinary receivables, and (b) specific allowances determined by the financial valuation method are provided for with respect to doubtful long-term debts and loans to borrowers in bankruptcy or under reorganization.
(ii)	Accrued bonuses
     In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.
(iii)	Allowances for returns
     In order to provide for losses on sales returns, the statutory limit on allowance pursuant to the Corporation Tax Act is recorded.
(iv)	Reserve for retirement benefits
     In order to prepare for retirement benefits for employees, the amount of retirement pay liabilities as of the end of the current fiscal year is recorded.

(v)	Reserve for retirement benefits to officers
     In order to prepare for retirement benefits for officers, an amount is reserved which would be required to be paid as if all officers voluntarily terminated their services as of the fiscal year end based on the internal rules regarding the payment of retirement benefits.
4.	Other Basic Significant Matters in Preparing Financial Statements
Accounting procedure for consumption taxes, etc.
Accounting procedure for consumption tax, etc. is based on the tax-excluded method.
5.	(Significant Change of Accounting Policies)
     Effective from the current fiscal year, the following were applied: “Accounting Standard for Lease Transactions” (ASBJ Statement of Financial Accounting Standards No.13, revised on March 30, 2007) and the “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16, revised on March 30, 2007).
     This change does not have a significant impact on the profit or loss.
(NOTES TO THE BALANCE SHEET)

1.	Accumulated depreciation in tangible fixed assets:	¥2,718,243 thousand

2.	Receivables from affiliates:

	Short-term receivables:	¥ 419, 980 thousand

	Long-term receivables:	¥1,205,648 thousand

	Short-term payables to affiliates:	¥ 197,360 thousand

3.	Assets provided as collateral and collateral-backed debt

(i) Collateralized Assets

	Buildings	¥ 442,813 thousand

	Land	¥1,015,469 thousand

(ii) Secured debt

	Short-term loans	¥2,450,001 thousand

	Current portion of long-term debt	¥ 336,718 thousand

	Long-term debt	¥ 137,106 thousand

4.	Loan commitment agreements

In order to efficiently procure operating funds, the Company has entered into loan commitment contracts with three of its banks.

Aggregate amount of loan commitments	¥2,200,000 thousand

Outstanding balance of loans payable	¥1,700,000 thousand

Amount of balance	¥ 500,000 thousand

(Note)	The above loan commitment contract and the syndicate loan agreement concluded on September 7, 2004 (Principal of loan: ¥200,000 thousand) contain financial covenants warranting that the net asset amount of the consolidated financial statement as of the end of each fiscal end is more than a prescribed, and the current net profit is also more than a prescribed amount.
5.	Guarantee of Liabilities
     The Company has guaranteed the liabilities of the lease obligations of the following affiliate:

Lecien Ryuo Lace Co., Ltd.:	¥ 134,816 thousand
(NOTES TO THE STATEMENT OF INCOME)

Transactions with affiliates
·Operating transactions:
Sales:	¥ 62,307 thousand

Purchases:	¥1,694,166 thousand

·Non-operating transactions:	¥ 404,035 thousand
(NOTES TO THE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY)
1.	Matters concerning class and number of treasury stock
(Unit: shares)

	Number of shares at	Number of increase	Number of decrease	Number of shares at
	end of preceding	in shares as of	in shares as of	end of current
	fiscal year	current fiscal year	current fiscal year	fiscal year	Summary
Treasury stock Common shares	873,515	7,235	—	880,750
     The increase in the number of treasury stock is due to requests for the purchase of shares not constituting 1 unit.

(NOTES ON TAX EFFECT)
1.	Breakdown of deferred tax assets and deferred tax liabilities

(Thousands of yen)
·Current
Deferred tax assets
Products and goods	¥70,700
Others	27,476

Sub-total of deferred tax asset	98,176
Valuation allowance	(98,176)

Total deferred tax asset	—

Deferred tax liability
Deferred gain and loss on hedges	23,790

Total deferred tax liability	23,790

Total net deferred tax liability	23,790

(Thousands of yen)
·Fixed
Fixed deferred tax liabilities
Loss carried forward	¥440,984
Reserve for possible loan losses	326,817
Reserve for retirement benefit	27,552
Reserve for officers’ retirement benefit	33,976
Loss on valuation of shares of affiliates	152,998
Loss due to impairment	83,375
Others	78,406

Sub-total of deferred tax assets	1,144,111
Valuation allowance	(1,144,111)

Total net deferred tax asset	—

2.	Breakdown of the primary items accounting for the differences between the normal effective statutory tax rate and the burden rate of corporation taxes, etc. after deferred tax rate accounting

Normal effective statutory tax rate	40.4%
(Adjustment)
Entertainment expenses, etc. permanently non-deductible items	(5.4%)
Dividends income, etc.
Items permanently not qualifying as gross revenue	2.1%
Local tax on a per capita basis	(6.3%)
Fluctuation of valuation allowance	(68.2%)
Others	0.5%

Burden rate of corporation taxes, etc. after deferred tax rate accounting	(36.9%)

(NOTES ON FIXED ASSETS USED FOR LEASE)
Finance lease transactions except for ones in which the ownership of the leased item is acknowledged to be transferred to the borrower:
1.	Amount equivalent to the acquisition cost of leased properties as of end of current fiscal year	¥82,446 thousand

2.	Amount equivalent to the accumulated depreciation of leased properties as of end of current fiscal year	¥58,183 thousand

3.	Amount equivalent to the unearned lease revenue of leased properties as of end of current fiscal year	¥25,024 thousand
(NOTES ON RELATED PARTIES)
Subsidiaries and affiliates

(Thousands of yen)
							Balance
		Company’s	Relationship				as of the
	Name of	Interest	with Related	Nature of	Transaction		Fiscal
Attribute	Company	(%)	Party	Transaction	Amount	Item	Year-End
Subsidiary	Lecien Ryuo Lace Co., Ltd.	100% direct	Manufacture of lace	Guaranty of liabilities (Note 2) Loan)	134,816 63,610	Long-term loan receivable	172,221
Subsidiary	Dalian Lecien Fashion Co., Ltd.	100% direct	Manufacture of women’s innerwear	Supply of materials	—	Accounts receivable	131,037
Subsidiary	Lucien (Vietnam) Co., Ltd.	100% direct	Manufacture of women’s innerwear	Supply of materials	—	Accounts receivable	153,107
Subsidiary	Zhe Jiang Jiaxing Lecien Textile Co., Ltd.	100% direct	Manufacture of lace	Loan	—	Long-term loan receivable	164,829
Subsidiary	Lecien Kanto Distribution Co., Ltd.	100% direct	Consignment of physical distribution service	Loan	47,000	Long-term loan receivable (Note 3)	379,000
Subsidiary	Le Ena Co., Ltd.	100% direct	Manufacture of women’s innerwear	Loan	—	Long-term loan receivable (Note 3)	323,283
Details and Policy on Determination of Transaction Terms

(Note 1)	The terms of the transaction are determined in the same manner as general transaction terms.

(Note 2)	The Company guarantees the lease obligations of Lecien Ryuo Lace Co., Ltd.

(Note 3)	Balance of reserve for possible loan losses and provision of reserve for possible loan losses in relation to outstanding receivables as of the fiscal year end:

Balance of reserve for possible loan losses
Lecien Kanto Distribution Co., Ltd.	¥391,900	thousand
Le Ena Co., Ltd.	¥323,000	thousand
Reserve for possible loan losses
Lecien Kanto Distribution Co., Ltd.	¥39,900	thousand

(Note 4)	The transaction amount does not include consumption tax, etc., while the balance as of the fiscal year-end includes the consumption tax, etc.

(NOTES ON PER SHARE DATA)

Net assets per share:	¥145.89
Net deficit for the period:	¥8.38
(NOTES ON SIGNIFICANT SUBSEQUENT EVENTS)
CONCLUSION OF SHARE EXCHANGE AGREEMENT BETWEEN THE COMPANY AND WACOAL HOLDINGS CORPORATION
          On May 8, 2009, our Board of Directors resolved to make the Company a wholly owned subsidiary of Wacoal Holdings Corporation (“Wacoal Holdings”) through a share exchange (the “Share Exchange”) and a share exchange agreement was executed by and between the Company and Wacoal Holdings on the same day.
          Pursuant to the above agreement, the Company plans to obtain the approval of the ordinary general meeting of its shareholders to be held on June 26, 2009 on the Share Exchange, and undertake the Share Exchange effective as of August 17, 2009.
          Following the Share Exchange, the Company has determined that the best possible way is to embark a new growth path as a wholly owned subsidiary of Wacoal Holdings, rather than by itself.
(1) Outline of the wholly owning parent company in Share Exchange (as of March 31,2009)

(1) Trade Name:	Wacoal Holdings Corporation

(2) Address of Head Office:	29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto

(3) Name of Representative Director and CEO:	Yoshikata Tsukamoto

(3) Capital Amount::	¥13,260 million

(4) Total Assets (consolidated):	¥213,486 million

(5) Net Assets (consolidated):	¥165,873 million

(6) Business Description:	Manufacture and wholesale distribution of innerwear, outerwear, sportswear, other textile products and related goods, and direct selling of certain products.
(2) Date of the Share Exchange

(1) Date of the ordinary general meeting of	June 26, 2009 (tentative)

shareholders to approve of the Share Exchange:

(2) Date of Delisting:	August 11, 2009 (tentative)

(3) Date of the Share Exchange (Effective Date):	August 17, 2009 (tentative)
(3) Ratio of the Share Exchange:
          In the Share Exchange, for each share of the Company held by its shareholders, 0.065 shares of Wacoal Holdings’ stock will be allocated in exchange.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 11, 2009
Board of Directors
Lecien Corporation
Deloitte Touche Tohmatsu
Certified Public Accountants
Representative Partner and Engagement Partner
Yukihiko Kimura (Seal)
Representative Partner and Engagement Partner
Satoshi Nakayama (Seal)
          Pursuant to Paragraph 4, Article 444 of the Corporate Law, we have examined the consolidated financial statement, i.e., the consolidated balance sheet, the consolidated income statement, the consolidated shareholders’ equity statement and notes on consolidated financial statements of Lecien Corporation for the consolidated accounting year from April 1, 2008 to March 31, 2009. Responsibility for preparation of the consolidated financial statements is borne by the Company’s management, and our responsibility is limited to our opinions on such consolidated financial statement and from an independent standpoint.
          In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the consolidated financial statements. Our audit was carried out based on a testing audit, and we also examined the representations in the consolidated financial statements as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.
          We are of the opinion that the consolidated financial statements of the Company present fairly the financial position and the results of the operations of the corporate group comprised of the Company and its consolidated subsidiaries during the subject period in conformity with the accounting standards generally accepted in Japan.
ADDITIONAL INFORMATION
          As described in the “NOTES ON SIGNIFICANT SUBSEQUENT EVENTS”, the Board of Directors of Lecien Corporation resolved to make Lecien Corporation a wholly owned subsidiary of Wacoal Holdings Corp. through a share exchange at its meeting held on May 8, 2009, and a Share Exchange Agreement was executed by and between Wacoal Holdings Corp. and Lecien Corporation on the same day..
          Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.
- End -

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 11, 2009
Board of Directors
Lecien Corporation
Deloitte Touche Tohmatsu
Certified Public Accountants
Representative Partner and Engagement Partner
Yukihiko Kimura (Seal)
Representative Partner and Engagement Partner
Satoshi Nakayama (Seal)
          Pursuant to Item 1, Paragraph 2, Article 436 of the Corporate Law, we have examined the balance sheet, the statement of income and statements of changes in shareholders’ equity as well as the supplementary statement of Lecien Corporation for the 63rd fiscal year from April 1, 2008 to March 31, 2009. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supplementary statement is borne by the Company’s management, and our responsibility is limited to our opinions on such financial statements and supplementary statement from an independent standpoint.
          In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supplementary statement. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supplementary statement as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.
          We are of the opinion that the financial statements and the supplementary statement of the Company present fairly the financial position and the results of the operations during the subject period in conformity with the accounting standards generally accepted in Japan.
ADDITIONAL INFORMATION
          As described in the “NOTES ON SIGNIFICANT SUBSEQUENT EVENTS”, the Board of Directors of Lecien Corporation resolved to make Lecien Corporation a wholly owned subsidiary of Wacoal Holdings Corp. through a share exchange at its meeting held on May 8, 2009, and a Share Exchange Agreement was executed by and between Wacoal Holdings Corp. and Lecien Corporation on the same day.
          Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.
- End -

AUDIT REPORT
          We, the Board of Statutory Auditors, have received the reports of the audit procedures and results concerning the execution of duties by the Directors during the 63rd fiscal year, from April 1, 2008 to March 31, 2009, prepared by each of the Statutory Auditors. After discussing the reports, we have prepared this Audit Report and report as follows:
1.	Procedures and details of the audits by the Statutory Auditors and the Board of Statutory Auditors
          The Board of Statutory Auditors prescribed the principles of audit and the assignment of the business responsibilities, etc., received reports on the audits and results from each of the Statutory Auditors, received reports regarding the execution of duties by Directors and Accounting Auditor and requested reports whenever necessary.
          In conformity with the audit standards prescribed by the Board of Statutory Auditors and in accordance with the principles of audit and the assignment of the business responsibilities, etc., each of the Statutory Auditors have made efforts in communicating with the Directors, internal audit department and other employees and maintaining an environment for information gathering and auditing, attended meetings of the Board of Directors and other important meetings, received reports regarding the execution of duties by the Directors and employees, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested explanations. Furthermore, we have monitored and inspected the system to ensure that the execution of duties by Directors conform with the laws or regulations and the Articles of Incorporation, the details of the resolution of the Board of Directors concerning the establishment of a system as required by the provisions of Paragraphs 1 and 3, Article 100 of the Enforcement Regulations of the Corporate Law to ensure the appropriate business conduct by a joint stock corporation (Kabushiki Kaisha) as well as the system established pursuant to such resolution (internal control system).
          With respect to internal control related to financial reporting, we received [reports] from Deloitte Touche Tohmatsu regarding the valuation and the audits regarding said internal control, and requested reports whenever necessary.
          With respect to subsidiaries, we made efforts to communicate and exchange information with the Directors and Statutory Auditors of the subsidiaries and, whenever necessary, requested reports on the business from such subsidiaries. Based on the above, we have examined the business report and its supplementary statements for the subject fiscal year.
          Furthermore, we have monitored and inspected whether the Accounting Auditor has maintained independence and whether the audits have been conducted appropriately, received reports from the Accounting Auditor on the execution of duties and requested explanations whenever necessary. The Accounting Auditor has reported to us that the “system to ensure the appropriate execution of duties” (matters stipulated in each Item of Article 131 of the regulations for corporate accounting under the Corporate Law) has been established pursuant to the “Quality Control Standard for Audits” (October 28, 2005 Business Accounting Council),

and we requested explanations whenever necessary. Based on the above, we have examined the financial statements (the balance sheet, the statement of income, statements of changes in shareholders’ equity and notes) and its supplementary statement, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated income statement, the consolidated shareholders’ equity statement and notes) for the subject fiscal year.
2.	Results of the Audit
(1)	Results of the audit on the business report
(i)	The business report and its supplementary statement present fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(ii)	With regard to the execution of duties by the Directors, there has been no misconduct nor material matters that would constitute a violation of any laws or regulations of Japan or the Company’s Articles of Incorporation.

(iii)	In our opinion, the details of the resolution of the Board of Directors regarding the internal control system are fair and we have nothing to point out with regard to the execution of duties by Directors concerning such internal control system.
(2)	Results of the audit of the financial statements and the supplementary statement

In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.

(3)	Results of audit of consolidated financial statements

In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.
May 15, 2009
Lecien Corporation
Board of Statutory Auditors
Shigeru Matsushima (Seal)
Full-time Statutory Auditor
Kazuo Nomura (Seal)
Statutory Auditor
Yukihiro Matsunaga (Seal)
Outside Auditor
Seigou Hirayama (Seal)
Outside Auditor
- End -

Agenda and Reference Materials

Agenda Item No. 1:	Approval of Share Exchange Agreement by and between the Company and Wacoal Holdings Corp.
          On May 8, 2009, the Board of Directors of the Company and Wacoal Holdings Corp. (“Wacoal Holdings”) respectively resolved to make the Company a wholly owned subsidiary of Wacoal Holdings through a share exchange and the Share Exchange Agreement was executed by and between the Company and Wacoal Holdings.
          We therefore ask that our shareholders approve the Share Exchange Agreement.
          Once this agenda item is approved, the Company will become a wholly owned subsidiary of Wacoal Holdings effective August 17, 2009, the effective date of the Share Exchange Agreement. Prior to the effective date of the share exchange, shares of the Company will be delisted from the Osaka Securities Exchange (“OSC”). The last day of trading will be August 10, 2009.
1.	Reason for the Share Exchange

The Company was founded as Nomura Shoten in 1933 to engage in the import and distribution of fabric, including lace, and general merchandise. In 1946, the Company changed its corporate status to a stock company (kabushiki kaisha), and entered the wholesale and import/export business of fabric products, including lace, and textiles. Thereafter, the Company expanded its business to such fields as innerwear, outerwear, handicrafts and tapestries. It adopted the management philosophy of “making women beautiful and happy by improving the apparel industry through our activities.”

In response to the recent rapidly changing apparel market, the Company focused not only on the sale of its own brand products, but also on commodity supply on an OEM basis using its planning skills and technical expertise. However, sales continued to decrease. Recently, the Company’s market environment has become even more challenging as apparel consumption declines due to the worsening economic climate. The Company believes that in order to streamline and rationalize distribution and increase future sales as well as to improve its corporate value, it is best to formulate a new growth strategy as a wholly owned subsidiary of Wacoal Holdings. Becoming a subsidiary of Wacoal Holdings would allow the Company to take advantage of Wacoal Holdings’ planning ability and technical strength, which the Company believes is superior to attempting to do the same on its own.

Wacoal Holdings focuses on “contributing to society by supporting all women in exploring their beauty”, and through its core Wacoal and Wing brand products continually attempts to expand its share in the innerwear markets. In recent years, Wacoal Holdings has focused on Internet sales, directly managed store business, wellness business, and overseas businesses, particularly in the United States and China, which it considers to be new growth segments. However, Wacoal Group’s core innerwear business in the domestic Japanese market is reaching maturity. Due to an aging population and a low birthrate, it is not easy to expect remarkable growth in the market. Instead, the market is becoming more competitive with new entrants from different industries, such as apparel companies and retail distributors. On the other hand, such competition has revitalized the market and created a new interest in low-priced, high-fashion products. However, these products differ from Wacoal Group’s core products, which provide high functionality and high value added. In order to maintain the growth of Wacoal Group’s innerwear business in the Japanese market, Wacoal Holdings needs to make its presence known in the emerging low-cost, high-fashion market and develop new and different products, as well as sales methods and channels, and pricing strategies.
Making Peach John a wholly owned subsidiary was part of Wacoal Holding’s business challenge initiative aimed at expanding its business field. In this aim we too have decided to implement a share exchange between the Company and Wacoal Holdings.

Through the complete integration of the Company into Wacoal Holdings by a share exchange the Company will be able to streamline management resources. Because of its subsequent connection to Wacoal Group companies both in Japan and abroad, the Company will be able to exploit the stability of contracts for lace material and innerwear production. Additionally, by becoming a Group company of Wacoal Holdings, the Company will be able to stabilize its financial basis. Thus, it will be able to work on developing its core innerwear and hobby businesses while additionally focusing on improving management.

The acquisition will also benefit Wacoal Holdings. Wacoal Holdings will now be able to enhance its adaptability to the new domestic market to which it previously could not fully respond. Additionally, as its supply capability in Japan and overseas will be strengthened, and, with the Company’s improved planning ability and production response, Wacoal Holdings will be able to implement new sales methods and approach new sales channels. Also, we believe that the Company’s great planning and lace materials production will create added value while promoting cost reduction.

Both the Company and Wacoal Holdings will take steps to diversify products and services to customers and to improve corporate value by promoting the management efficiency of both companies.
2.	Outline of the Share Exchange Agreement

The outline of the Share Exchange Agreement entered into by the Company and Wacoal Holdings on May 8, 2009 is as follows:
The Share Exchange Agreement (copy)
This Share Exchange Agreement (“Agreement”) is entered into as of May 8, 2009, by and between Wacoal Holdings Corp. (located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto; “Wacoal Holdings”) and Lecien Corporation (located at 634, Shichi-Kannon-cho, Rokkaku-sagaru, Karasuma-dori, Nakagyo-ku, Kyoto; “Lecien”). The agreement is as follows:
Article 1.	(Share Exchange)
Wacoal Holdings and Lecien shall conduct a share exchange (the “Share Exchange”) through which Wacoal Holdings will become a 100% parent company of Lecien. Lecien will become a wholly owned subsidiary of Wacoal Holdings pursuant to the terms and conditions of this Agreement. Wacoal Holdings shall acquire all issued shares of Lecien (excluding the shares of Lecien held by Wacoal Holdings) through the Share Exchange.
Article 2.	(Shares to be Distributed in the Share Exchange and Matters Related to Allocation)
1.	Upon the Share Exchange, Wacoal Holdings shall distribute, in exchange for the shares of common stock of Lecien, shares of common stock of Wacoal Holdings to the shareholders of Lecien (excluding shares held by Wacoal Holdings) who were stated or recorded in the last shareholders’ register as of the date preceding the Effective Date (as defined in Article 4 below). The shares of Wacoal Holdings common stock will equal the total number of shares of common stock of Lecien held by such a shareholder multiplied by 0.065.

2.	Upon the Share Exchange, Wacoal Holdings shall allocate 0.065 shares of Wacoal Holdings’ stock for the purpose of exchange with each share of Lecien’s stock to the shareholders of Lecien who were stated or recorded in the last shareholders’ register as of the date preceding the Effective Date.
Article 3.	(Matters Concerning Capital Amount and Capital Reserve of Wacoal Holdings)
Upon the Share Exchange, the capital amount and capital reserve of Wacoal Holdings shall be increased by the following amounts:

(1)	Capital Amount:	0 yen

(2)	Capital Reserve:	To be determined by Wacoal Holdings pursuant to the Corporate Calculation Regulations (Ordinance of the Ministry of Justice No. 13 of February 7, 2006; as amended)

(3)	Retained Earnings Reserve:	0 yen
Article 4.	(Effective Date)
The effective date of the Share Exchange (the “Effective Date”) shall be August 17, 2009. However, the Effective Date is subject to change as required by the Share Exchange procedures or other reasons upon consultation between Wacoal Holdings and Lecien.
Article 5.	(General Meeting of Shareholders to Approve the Share Exchange)
1.	Pursuant to Paragraph 3, Article 796, of the Corporate Law, Wacoal Holdings may implement the Share Exchange without obtaining the approval of a general meeting of its shareholders stipulated in Paragraph 1, Article 795, of the Corporate Law. If, however, it becomes necessary for Wacoal Holdings to obtain the approval of the general meeting of shareholders concerning the Share Exchange pursuant to Paragraph 4, Article 796 of the Corporate Law and Article 197 of the Enforcement Regulations of the Corporate Law, Wacoal Holdings shall seek the approval of this Agreement and the matters required for the Share Exchange.

2.	Lecien shall seek approval of this Agreement and the matters required for the Share Exchange at its ordinary general meeting of shareholders to be held on June 26, 2009. Provided, however, that this is subject to change as required by the Share Exchange procedures or other reasons upon consultation between Wacoal Holdings and Lecien.
Article 6.	(Treatment of Treasury Stock)
Lecien shall cancel all shares of its treasury stock by resolution of the Board of Directors meeting to be held prior to the Effective Date.
Article 7.	(Treatment of Stock Acquisition Rights of Lecien)
If Lecien obtains approval of this Agreement and the matters required for the Share Exchange at a general meeting of shareholders as stipulated in Paragraph 2, Article 5 of this Agreement, Lecien shall promptly acquire and cancel or extinguish all existing stock acquisition rights without charge and shall implement any other actions required therefor.
Article 8.	(Management of Company Assets)
From the execution of this Agreement until the Effective Date, Wacoal Holdings and Lecien shall conduct their respective business affairs and shall manage and administrate their respective assets with the care of a prudent custodian and shall consult and agree in advance on any actions which may cause a material change in their assets, rights or obligations.
Article 9.	(Change of Terms and Conditions on the Share Exchange and Termination of this Agreement)
From the execution of this Agreement until the Effective Date, in case where (a) any material change to the financial condition or management status of either Wacoal Holdings or Lecien occurs, (b) a fact which may cause material adverse effect to the financial condition or management status of either Wacoal Holdings or Lecien is revealed, (c) an event which may cause significant adverse effect on the implementation of the Share Exchange occurs, or (d)it becomes difficult to achieve the purpose of this Agreement, Wacoal Holdings and Lecien may agree to change the terms and conditions of the Share Exchange or may agree to terminate this Agreement.
Article 10.	(Validity of this Agreement)
This Agreement shall become invalid if (a) the approval of this Agreement is not obtained at a general meeting of shareholders of Wacoal Holdings by the date preceding the Effective Date pursuant to the proviso of Paragraph 1, Article 5 hereof, (b) the approval of this Agreement is not obtained at a general meeting of Lecien shareholders as prescribed in Paragraph 2, Article 5 hereof, or (c) any approval or permission from the competent authorities as required by law for the performance of this Agreement is not obtained.

Article 11.	(Consultation)
In addition to the matters stipulated herein, Wacoal Holdings and Lecien shall prescribe any matters required for the Share Exchange in light of the subject matter of this Agreement upon consultation and agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed and sealed in two copies, and Wacoal Holdings and Lecien shall hold one copy each.

May 8, 2009
Wacoal Holdings
29, Nakajima-cho, Kisshoin,
Minami-ku, Kyoto
Wacoal Holdings Corp.
Representative Director
Yoshikata Tsukamoto
Lecien
634, Shichi-Kannon-cho, Rokkaku-sagaru,
Karasumi-dori, Nakagyo-ku, Kyoto
Lecien Corporation
Representative Director
Naofumi Nomura
3.	Matters Concerning Reasonableness of Consideration for Exchange
(1)	Matters Concerning Reasonableness of the Aggregate Number of Shares for Consideration of the Exchange
In order to guarantee the fairness and appropriateness of the share exchange ratio to be adopted for this Share Exchange, Wacoal Holdings and Lecien respectively selected and requested third-party valuation agencies, independent from both companies, to calculate the share exchange ratio. Wacoal Holdings selected Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”) and Lecien selected PwC Advisory Co., Ltd. (“PwC Advisory”) as third-party valuation agencies.

Mitsubishi UFJ Securities evaluated Wacoal Holdings’ shares by the market price method, since Wacoal Holdings’ shares are listed on the Tokyo Stock Exchange (the “TSE”) and the OSE. The closing prices on May 7, 2009 and the six-month, three-month, and one-month periods, each ending May 7, 2009, were used as the basis of this calculation. Mitsubishi UFJ Securities evaluated the value of Lecien’s shares by the market price method since Lecien’s shares are listed on the OSE. The closing prices on May 7, 2009 and the six-month, three-month, and one-month periods, each ending May 7, 2009, were used as the basis of this calculation. Mitsubishi UFJ Securities also conducted the evaluation using the discounted cash flow method (“DCF Method”) to reflect the conditions of future business activities in the evaluation. Supposing the stock value per share of Wacoal Holdings is equal to 1, the valuation ranges pursuant to the respective calculation methods are as follows:

Valuation range of share
Calculation method	exchange ratio
Market price method	0.029 — 0.046
DCF method	0.046 — 0.073
In calculating the share exchange ratio, Mitsubishi UFJ Securities mainly adopted the information supplied by both companies as well as publicly disclosed information. Mitsubishi UFJ Securities assumed that such disclosed information was precise and complete and did not independently verify such information. Furthermore, Mitsubishi UFJ Securities did not conduct its own appraisal or assessment of individual assets and liabilities (including any off-balance-sheet assets and liabilities or other contingent liabilities) of either company or their related companies, nor did it request such information from any third-party institutions. In addition, it was assumed that the financial forecasts of Lecien have been reasonably prepared based on the best projections and judgments of the management of Lecien currently available.

The calculation results of the share exchange ratio submitted by Mitsubishi UFJ Securities are not intended to represent any opinion on the fairness of the share exchange ratio in the Share Exchange.

PwC Advisory also has calculated the value of Wacoal Holdings’ shares using the market price standard method (i.e., based on the weighted average trading volumes and average closing prices for the six month, three month and one month periods prior to May 7, 2009) because Wacoal Holdings’ shares have been listed on the TSE and OSE. PwC Advisory evaluated the value of Lecien’s shares (i.e., based on the weighted average trading volumes and average closing prices for the six month, three month and one month periods prior to May 7, 2009) because Lecien’s shares have been listed on the OSE. In addition, PwC Advisory also calculated the value using the discounted cash flow method (“DCF Method”) to reflect the conditions of future business activities in the valuation. Assuming that the stock value per share of Wacoal Holdings is equal to 1, the valuation ranges pursuant to the respective calculation methods are as follows:

Valuation range of share
Calculation method	exchange ratio
Market price standard method	0.037 — 0.049
DCF method	0.056 — 0.077
In calculating the share exchange ratio, PwC Advisory adopted the information supplied by both companies in addition to publicly disclosed information, and assumed that such disclosed information was precise and complete and did not independently verify such information. Furthermore, PwC Advisory did not conduct its own appraisal or assessment of individual assets and liabilities (including any off-balance-sheet assets and liabilities or other contingent liabilities) of either company or their related companies, nor did it request such information from any third-party institutions. In addition, it was assumed that the financial forecasts of Lecien have been reasonably prepared based on the best projections and judgments of the management of Lecien currently available. The calculation by PwC Advisory reflects the information and financial conditions available as of May 7, 2009.

The resulting share exchange ratios submitted by PwC Advisory are not intended to represent any opinion regarding the fairness of the share exchange ratio included in the Share Exchange.

Neither Mitsubishi UFJ Securities nor PwC Advisory are affiliates of either Wacoal Holdings or Lecien.

Wacoal Holdings and Lecien carefully examined the resulting share exchange ratios submitted by the respective third-party valuation agencies. Upon consultation, we decided the share exchange ratio to be used in the Share Exchange which was approved by the respective meetings of board of directors held on May 8, 2009.

	Wacoal Holdings Corp.	Lecien Corporation
Name of Company	(100% parent company)	(wholly owned subsidiary)
Share Exchange Ratio	1	0.065
(2)	Reasons for Selection of Consideration for Exchange
Since the common stocks of Wacoal Holdings are listed on the TSE and the OSE, the shares allocated in the Share Exchange stay tradable. For this reason, although some may be allocated with shares not constituting 1 unit depending on the number of shares held, share liquidity will be ensured for each shareholder allocated 1 share unit or more.

We believe that this Share Exchange will enhance the enterprise value of both copanies and will correspond to the expectations of the shareholders of Lecien who will hold the shares of Wacoal Holdings following the Share Exchange.
(3)	Matters Concerning Reasonableness of Capital Amount and Capital Reserve of Wacoal Holdings
Upon the Share Exchange, the capital amount and capital reserve of Wacoal Holdings shall be increased by the following amounts:

(i)	Capital Amount:	0 yen

(ii)	Capital Reserve:	To be determined by Wacoal Holdings pursuant to the Corporate Calculation Regulations (Ordinance of the Ministry of Justice No. 13 of February 7, 2006; as amended)

(iii)	Retained Earnings Reserve:	0 yen
4.	Referential Matters Concerning Consideration for Exchange
(1)	Articles of Incorporation of Wacoal Holdings

ARTICLES OF INCORPORATION
CHAPTER I
GENERAL PROVISIONS
Article 1.	(Trade Name)
          The name of the Company shall be “KABUSHIKI KAISHA WACOAL HOLDINGS” and shall be expressed as “WACOAL HOLDINGS CORP.” in English.
Article 2.	(Purpose)
The purpose of the Company shall be to engage in the following:

1.	To control and manage the business activities of companies engaged in the following by holding the shares of such companies:
(1)	manufacture and sale of clothing, apparel, and related goods;

(2)	manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

(3)	manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and sale of health foods;

(4)	management of facilities for cultural, welfare, educational, sporting, entertainment, beauty, and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

(5)	sale, purchase and brokerage of objects of art and curios, and management and operation of picture galleries;

(6)	acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice recordings;

(7)	publishing and advertising business;

(8)	sale, purchase, lease, brokerage and management of real estate;

(9)	lease and brokerage of personal property;

(10)	non-life insurance agencies, insurance agencies under the Automobile Liability Security Law and life insurance solicitation agencies;

(11)	planning, design, supervision, execution, consultation and sale of construction work and interior decoration;

(12)	sale of building materials and sale of equipment and apparatus pertaining to housing, such as fittings, furniture, utensils, kitchens, modular baths and toilets;

(13)	planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

(14)	planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

(15)	production, sale and lease of trees, plants and materials for gardening;

(16)	data processing, provision of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

(17)	processing of jewelry, precious metals and accessories, and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

(18)	money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

(19)	dispatching of workers;

(20)	education, training, and consulting relating to the development human resources to appropriately adapt to suit a profession;

(21)	undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

(22)	warehousing;

(23)	manufacture and sale of mannequins and display equipment;

(24)	investments incidental to Items (1) through (23) above; and

(25)	any and all business incidental or related to Items (1) through (24) above.
2.	Any and all business incidental or related to any of the foregoing.
Article 3.	(Location of Head Office)
          The head office of the Company shall be located in Kyoto.

Article 4.	(Corporate Governance Bodies)
          The Company shall establish the following in furtherance of responsible corporate governance in addition to the general meeting of shareholders and directors:
(1)	Board of Directors;

(2)	Statutory Auditor(s);

(3)	Board of Statutory Auditors;

(4)	Accounting Auditor(s).
Article 5.	(Method of Public Notice)
          Public notices of the Company shall be given in the Nihon Keizai Shimbun.
CHAPTER II
SHARES
Article 6.	(Total Number of Authorized Shares)
          The total number of shares authorized to be issued by the Company shall be five hundred million (500,000,000) shares.
Article 7.	(Issuance of Stock Certificates)
          The Company shall issue stock certificates representing shares of the Company.
Article 8.	(Number of Shares Constituting One Unit and Non-issuance of Shares not Constituting One Unit)
1.	The number of shares of the Company constituting one unit shall be one thousand (1,000) shares.

2.	Notwithstanding the provisions of the preceding Article, the Company shall not issue any stock certificates for shares not constituting a full unit of shares unless otherwise stipulated in the Share Handling Regulations of the Company.
Article 9.	(Rights Concerning Shares Constituting Less Than One Full Unit)
          The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning shares constituting less than one full unit:
(1)	the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate law;

(2)	the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate law;

(3)	the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held.

Article 10.	(Transfer Agent)
1.	The Company shall have a transfer agent.

2.	The transfer agent and the location of its share handling office shall be determined by resolution of the Board of Directors, and public notice thereof shall be given.

3.	The shareholders’ register (including beneficial owners’ register; hereinafter the same), the register of stock acquisition rights and the register of lost shares of the Company shall be kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register, the register of stock acquisition rights, and the register of lost shares of the Company.
Article 11.	(Share Handling Regulations)
          The handling of shares of the Company and related charges shall be undertaken as prescribed by law and regulation or by these Articles of Incorporation and in accordance with the Share Handling Regulations established by resolution of the Board of Directors.
CHAPTER III
GENERAL MEETINGS OF SHAREHOLDERS
Article 12.	(Convocation)
          An ordinary general meeting of shareholders of the Company shall be convened in June of each year and extraordinary general meetings of shareholders may be convened from time to time whenever necessary.
Article 13.	(Record Date of Ordinary General Meeting of Shareholders)
          The record date for exercise of voting rights at the ordinary general meeting of shareholders of the Company shall be March 31 of each year.
Article 14.	(Person Authorized to Convene Meetings and Chairman)
1.	The President and Director shall convene and preside over general meetings of shareholders.

2.	If the President and Director is unable to act as aforesaid, one of the other Directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.

Article 15.	(Internet Disclosure and Deemed Delivery of Reference Materials etc. for General Meetings of Shareholders)
          The Company may, for the purpose of convening a general meeting of shareholders, disclose information to the shareholders using the Internet as provided by law and regulation. Reference materials are deemed delivered when, using the Internet, the Company is able to provide to the shareholders the information to be stated or indicated in the reference materials for the general meeting, including any relevant business reports, financial statements, or consolidated financial statements.
Article 16.	(Matters to be Resolved at General Meetings of Shareholders)
1.	In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

2.	The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding Paragraph shall mean measures that make it difficult to effect a takeover of the Company. These include such acts as the issuance of new shares or acquisition rights for the subscription of new shares which are not primarily intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined. These include the adoption of a resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.
Article 17.	(Resolutions)
1.	Unless otherwise provided by law or regulation or by these Articles of Incorporation, a majority of votes by shareholders present at a general meeting of shareholders who are entitled to exercise voting rights shall be required to adopt resolutions thereat.
2.	A resolution as stipulated in Paragraph 2, Article 309 of the Corporate law shall be adopted by a two-thirds (2/3) majority of the voting shareholders present at a general meeting of shareholders, who shall represent one-third (1/3) or more of the total number of shareholders who are entitled to exercise such voting rights.

Article 18.	(Exercise of Voting Rights by Proxy)
1.	A shareholder may vote through a proxy who shall be another shareholder of the Company having voting rights.
2.	Such shareholder or proxy shall submit to the Company documentation evidencing power of attorney at every general meeting of shareholders at which he/she intends to act as a proxy.
CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS
Article 19.	(Number)
          The Company shall have not more than eight (8) directors.
Article 20.	(Method of Appointment)
1.	The directors shall be appointed by resolution of a general meeting of shareholders.

2.	Resolutions to appoint directors shall be made by a majority vote of the voting shareholders present at a general meeting of shareholders, where such shareholders present shall hold shares representing one-third (1/3) or more of the voting shares.

3.	Resolutions to appoint directors shall not be adopted by cumulative voting.
Article 21.	(Term of Office)
          The term of office of a director shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within one year after his/her appointment.
Article 22.	(Executive Directors)
1.	The Company may, by resolution of the Board of Directors, appoint Representative Director(s).

2.	The Company may, by resolution of the Board of Directors, appoint one Chairman and Director, one President and Director and any number of Vice Chairman and Directors, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.
Article 23.	(Person Authorized to Convene Meetings of the Board of Directors and Chairman)
1.	Unless otherwise provided by law or regulation, the President and Director shall convene and preside over the meetings of the Board of Directors.
2.	If the President and Director is unable to act as aforesaid, one of the other directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his/her place.

Article 24.	(Convocation Notice for Meetings of Board of Directors)
1.	Notice of a meeting of the Board of Directors shall be provided to each director and statutory auditor at least three (3) days prior to the date set for such meeting. Provided, however, that in case of emergency, such period may be shortened.

2.	Any meeting of Board of Directors may be held without convocation procedures if the consent of all directors and statutory auditors is obtained.
Article 25.	(Abbreviated Resolutions of Board of Directors)
          The resolutions of the Board of Directors shall be deemed to have been passed if the requirements prescribed in Article 370 of the Corporate law are satisfied.
Article 26.	(Regulations of Board of Directors)
          Any matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors, and by any applicable law or regulations and these Articles of Incorporation.
Article 27.	(Remuneration etc.)
          The remuneration, bonus, and other benefits received from the Company as consideration for execution of the duties (“Remuneration”) of directors shall be determined by resolution of a general meeting of shareholders.
Article 28.	(Agreement on the Limitation of Liability of Outside Directors)
          In accordance with the provisions of Paragraph 1, Article 427 of the Corporate law, the Company may execute an agreement with an outside director to limit liability for damages incurred due to the negligence of duties; provided, however, that the maximum amount of liability under such agreement shall be the amount provided by law or regulation.
CHAPTER V
STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS
Article 29.	(Number)
          The Company shall have not more than five (5) statutory auditors.

Article 30.	(Method of Appointment)
1.	The statutory auditors shall be appointed by resolution of a general meeting of shareholders.

2.	Resolutions to appoint statutory auditors shall be made by majority vote of the voting shareholders present at a general meeting of shareholders, where such shareholders present hold shares representing one-third (1/3) or more of all voting shares.
Article 31.	(Term of Office)
          The term of office of a statutory auditor shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within four (4) years after his/her appointment.
Article 32.	(Full-time Statutory Auditor)
          The Company shall, by resolution of the Board of Directors, elect one or more full-time statutory auditor(s).
Article 33.	(Convocation Notice for Meetings of Board of Statutory Auditors)
1.	Notice of a meeting of the Board of Statutory Auditors shall be dispatched to each statutory auditor at least three (3) days prior to the date set for such meeting. Provided, however, that in case of emergency, such period may be shortened.
2.	Any meeting of the Board of Statutory Auditors may be held without taking such convocation procedures if consent from all of the statutory auditors is obtained.
Article 34.	(Regulations of Board of Statutory Auditors)
          Any matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors, and by any applicable law or regulation and these Articles of Incorporation.
Article 35.	(Remuneration)
          The Remuneration for statutory auditors shall be determined by resolution of a general meeting of shareholders.
Article 36.	(Agreement on Limitation of Liability of Outside Statutory Auditors)
          In accordance with the provisions of Paragraph 1, Article 427 of the Corporate law, the Company may execute an agreement with an outside statutory auditor to limit the liability for damages incurred due to negligence of duties. Provided, however, that the maximum amount of liability under such agreement shall be the amount provided by laws and regulations.

CHAPTER VI
ACCOUNTS
Article 37. (Fiscal Year)
          The fiscal year of the Company shall be the one year period from April 1 of each year to March 31 of the following year.
Article 38. (Decision Making Body for Dividends of Surplus)
          Any matters concerning the distribution of surplus as prescribed in each item in Paragraph 1, Article 459 of the Corporate law shall be determined by resolution of the Board of Directors, unless otherwise provided by law or regulation.
Article 39. (Record Date for Allocation of Surplus)
1.	The record date for the year-end dividends of the Company shall be March 31 of each year.

2.	In addition to the preceding Paragraph, the Company may fix a separate record date for the distribution of surplus.
Article 40. (Prescription Period for Payment of Dividends)
          In the event that cash dividends are not received within three (3) years from the date of commencement of payment thereof, the Company shall be relieved of its obligation to pay such dividends.
Amendment to the Articles of Incorporation pursuant to the
“Act Partially Amending Acts, etc., Concerning Transfer of Bonds, etc.,
in Order to Streamline Settlement for Transaction of Shares and Other Securities"
The Articles of Incorporation has been practically amended as follows in connection with the Act Partially Amending Acts, etc., Concerning Transfer of Bonds, etc., in Order to Streamline Settlement for Transaction of Shares and Other Securities (“Settlement Streamline Act”) implemented on January 5, 2009:

Current Provision	Proposed Amendment

Article 7 (Issuance of Stock Certificates)	(Deleted.)

The Company shall issue stock certificates representing shares of the Company.

Current Provision	Proposed Amendment

Article 8 (Number of Shares Constituting One Unit and Non-issuance of Shares not Constituting One Unit)	Article 8 (Number of Shares Constituting One Unit)

1. The number of shares of the Company constituting one unit shall be one thousand (1,000) shares.	(Same as present.)

2. Notwithstanding the provisions of the preceding Article, the Company shall not issue any stock certificates for shares not constituting a full unit of shares unless otherwise stipulated in the Share Handling Regulations of the Company.
(Deleted.)

Article 9 (Rights Concerning Shares Constituting Less Than One Full Unit)	Article 9 (Rights Concerning Shares Constituting Less Than One Full Unit)

The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning held shares constituting less than one full unit:
The shareholders of the Company may not exercise any rights except for the rights set forth below concerning shares constituting less than one full unit:

(Provisions omitted.)	(Provisions omitted.)

Article 10 (Transfer Agent)	Article 10 (Transfer Agent)

1. (Provision omitted.)	1. (Provision omitted.)

2. (Provision omitted.)	2. (Provision omitted.)

3. The Shareholders’ register (including beneficial owners’ register; hereinafter the same), the register of stock acquisition rights and the register of lost shares of the Company shall be kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register, the register of stock acquisition rights and the register of lost shares of the Company.
3. The Shareholders’ register and the register of stock acquisition rights shall be kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to the shareholders’ register and the register of stock acquisition rights of the Company.
- End -
(2)	Matters Concerning Method of Conversion of Consideration for Exchange

The shares of Wacoal Holdings are traded on the first section of TSE and OSE.

Also, the shares of Wacoal Holdings can be traded through general securities companies in Japan.

(3)	Matters Concerning Market Value of Consideration for Exchange

The average closing price of the stock of Wacoal Holdings on TSE during the three-month period ending on May 7, 2009 (business date previous the execution date—May 8, 2009—of this Agreement) is 1,161 yen.

Also, the stock price (closing price as of May 7, 2009) as of the execution of this Agreement is 1,274 yen.
5.	Content of Financial Statements of Wacoal Holdings for the Latest Fiscal Year Ended

Please see the supplementary schedules for Agenda Item No. 1 of the Reference Materials.

6.	Matters Concerning Disposition of Assets of the Parties in the Share Exchange Incurred for the Latest Fiscal Year Ended
(1)	Lecien

None.

(2)	Wacoal Holdings

The distribution of surplus (25.00 yen per share), for which the record date shall be March 31, 2009, was resolved at the Board of Directors’ meeting held on May 8, 2009.
Agenda Item No. 2: Partial Amendment to the Articles of Incorporation
1.	Reason for the Amendment

The following amendments are proposed in connection with the Act Partially Amending Acts, etc., Concerning Transfer of Bonds, etc., in Order to Streamline Settlement for Transaction of Shares and Other Securities (Law No. 88 of 2004) (“Settlement Streamline Act”) implemented on January 5, 2009:
(1)	Pursuant to Paragraph 1, Article 6 of the Supplementary Provisions of the Settlement Streamline Act, a resolution to delete the provisions related to the issuance of stock certificates is deemed to have passed as of the date of implementation of the Act. Therefore, we will delete the provisions related to the issuance of stock certificates, and will also delete provisions regarding stock certificates representing the shares not constituting one unit and the register of lost shares of the Company. (Article 7; Paragraph 2 of Article 9; Paragraph 3 of Article 11 of the current Articles of Incorporation)

Provided, however, that we will establish supplementary provisions as transitional measures for any business relating to the register of lost shares of the Company which the transfer agent will handle for 1 year from the date following the implementation date of the Settlement Streamline Act.

(2)	Pursuant to Article 2 of the Supplementary Provisions of the Settlement Streamline Act, we will delete the provisions related to “beneficial owners” and “beneficial owners’ register” in connection with the abolishment of the Act Concerning Depositary and

Book-Entry of Stocks, etc. (Law No. 30 of 1984). (Article 10; Paragraph 3 of Article 11 of the current Articles of Incorporation)
(3)	In addition, we will also revise the numbering of provisions in connection with the proposed amendments above.
2.	Details of the Amendment of the Articles of Incorporation

The details of the amendment are as follows.
(Parts to be amended are underlined.)

Current Provision	Proposed Amendment

Article 7 (Issuance of Stock Certificates)	(Deleted.)

The Company shall issue stock certificates representing shares of the Company.

Article 8 (Acquisition of Treasury Stock)	Article 7 (Acquisition of Treasury Stock)

The Company may acquire treasury stock by market transactions etc. by resolution of the Board of Directors pursuant to Paragraph 2, Article 165 of the Corporate Law.	(Same as present.)

Article 9 (Number of Shares Constituting One Unit and Non-issuance of Shares not Constituting One Unit)	Article 8 (Number of Shares Constituting One Unit)

1. The number of shares of the Company constituting one unit shall be one thousand (1,000) shares.	(Same as present.)

2. Notwithstanding the provisions of the preceding Article, the Company shall not issue any stock certificates for shares not constituting a full unit of shares (“Fractional Unit Shares”) unless otherwise stipulated in the Share Handling Regulations of the Company.
(Deleted.)

Current Provision	Proposed Amendment

Article 10 (Rights of Shareholders of Fractional Unit Shares)	Article 9 (Rights of Shareholders of Fractional Unit Shares)

The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning the Fractional Unit Shares held by such shareholders:
The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning the Fractional Unit Shares held by such shareholders:

(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;	(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;

(2) the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;	(2) the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;

(3) the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held.	(3) the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held.

Article 11 (Transfer Agent)	Article 10 (Transfer Agent)

1. The Company shall have a transfer agent.	1. The Company shall have a transfer agent.

2. The transfer agent and the location of its share handling office shall be determined by resolution of the Board of Directors.	2. The transfer agent and the location of its share handling office shall be determined by resolution of the Board of Directors.

3. The shareholders’ register (including beneficial owners’ register; hereinafter the same), the register of stock acquisition rights and the register of lost shares of the Company shall be prepared and kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to shareholders’ register, the register of stock acquisition rights and the register of lost shares of the Company.
3. The shareholders’ register and the register of stock acquisition rights shall be prepared and kept by the transfer agent, and the Company shall cause the transfer agent to handle any business relating to shareholders’ register and the register of stock acquisition rights of the Company.

Article 12 (Share Handling Regulations)	Article 11 (Share Handling Regulations)

The handling and handling charges of shares of the Company shall be undertaken as prescribed by law and regulation or by these Articles of Incorporation and in accordance with the Share Handling Regulations established by resolution of the Board of Directors.
The handling of shares of the Company shall be undertaken in accordance with the Share Handling Regulations established by resolution of the Board of Directors.

Article 13 (Convocation)	Article 12 (Convocation)

(Provision omitted.)	(Same as present.)

Current Provision	Proposed Amendment

Article 14 (Record Date of Ordinary General Meeting of Shareholders)	Article 13 (Record Date)

The shareholders of the Company stated or recorded in the shareholders’ register as of March 31 of each year may exercise the rights as a shareholder at the ordinary general meeting of shareholders of the Company.
The shareholders of the Company recorded in the shareholders’ register as of March 31 of each year may exercise the rights as a shareholder at the ordinary general meeting of shareholders of the Company.

Article 15 through Article 36	Article 14 through Article 35

(Provisions omitted.)	(Same as present.)

CHAPTER VI	CHAPTER VI
ACCOUNTS	ACCOUNTS

Article 37 (Allocation of Surplus)	Article 36 (Allocation of Surplus)

1. Surplus shall be allocated to the shareholders or registered pledgees who are stated or recorded in the shareholders’ register as of March 31 of each year.	1. The Company may allocate year-end dividend to the shareholders or registered pledgees who are recorded in the shareholders’ register as of the end of each fiscal year by resolution of the general meeting of shareholders.

2. In addition to the preceding Paragraph, the Company may fix a separate record date for the allocation of surplus.	2. (Same as present.)

(Newly added)	Supplementary Provisions
Article 1
The Company shall cause the transfer agent to prepare and maintain the register of lost shares of the Company and handle any business relating to the register of lost shares.

(Newly added)	Article 2 The preceding Article and this Article shall be valid up to and including January 5, 2010, and shall expire as of January 6, 2010.

Agenda Item No. 3: Election of Three Directors
     The term of office of Messrs. Yutaka Takahara, Yasuo Ashida and Akihide Ioka will expire at the conclusion of this Ordinary General Meeting of Shareholders, and it is therefore proposed that 3 Directors be elected.
     The candidates for director are as follows:

		Brief Personal History	Company
Candidate		(including representation of	Shares owned
No.	Name (Date of Birth)	other companies, if any)	by Candidate
1.	Yutaka Takahara (December 27, 1964)	April 1987 Joined the Company April 2003 Assistant General Manager of Management Reform Department July 2003 Appointed Corporate Officer June 2005 Appointed Director April 2007 — present Chief of Strategy Management Division November 2008 — present Appointed Representative Director and Senior Managing Director	33,000

2.	Atsushi Sagane* (January 11, 1956)	April 1979 Joined the Company October 1996 Chief of Market Development, Planning and Sales Division of Body Fashion Business Department April 1999 Chief of Intimate Apparel Company BF Planning and Sales Division II April 2004 Chief of Innerwear Business Product Control and Production Division April 2009 — present General Manager of Product Business Division	2,000

3.	Eishoku Arai* (June 8, 1958)	October 1987 Joined Tohmatsu, Aoki & Sanwa (currently known as “Deloitte Touche Tohmatsu”) March 1991 Registered as certified public accountant June 2007 — present Appointed member of Hikari Audit Corporation	0

(Note)	1. There are no special interests between the candidates and the Company.

2. “*” indicates a new candidate.